RepliCel Life Sciences Completes Financing with YOFOTO (China) Health

YOFOTO (China) Health and RepliCel Life Sciences finalize investment and commence collaboration activity in Greater China

VANCOUVER, BC, CANADA & **Ningbo, Zhejiang Province, P.R. China** – October 11, 2018 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, announced today it has completed the anticipated strategic investment (the "Transaction") with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO").

YOFOTO has invested CDN $5,090,000 in RepliCel by the purchase of 5,357,000 common shares (each, a "Share"), at CDN $0.95 per Share, and 1,071,580 share purchase warrants (each, a "Warrant") with each Warrant exercisable at CDN $0.95 per Share for a period of two years. The Transaction also includes the grant of an exclusive license to YOFOTO of the Company's tendon regeneration cell therapy technology (RCT-01), skin rejuvenation cell therapy technology (RCS-01), and its injection technology for dermal applications (RCI-02) (excluding hair-related treatments) in Greater China (Mainland China, Hong Kong, Macau, and Taiwan) (the "Territory") in consideration of milestone payments, sales royalties, and a commitment by YOFOTO to finance, over the next five years, the included RepliCel programs and an associated cell processing manufacturing facility in Greater China.

RepliCel and YOFOTO are now ready to launch the first phase of their strategic collaboration in the Territory and RepliCel's next stage of activity outside of Asia. The joint effort with YOFOTO will focus on the further development and commercialization of RepliCel's tendon regeneration cell therapy technology (RCT-01), skin rejuvenation cell therapy technology (RCS-01), and injection technology for dermal applications (RCI-02) (excluding hair-related treatments) in the Territory.

All of the Shares and Warrants issued to YOFOTO will be subject to a statutory hold period expiring four months and one day after issuance of the Shares and Warrants.

About YOFOTO
YOFOTO (China) Health Industry Co., Ltd was established in 2004 as a company engaged in the health and consumer products industry. For example, YOFOTO has registered 31 different nutraceuticals with the State Food and Drug Administration (China). With a wide range of successful commercial products in the food, personal health care, and household categories, YOFOTO is now diversifying into higher-value health-related products and services such as genetic and blood testing, regenerative medicine, and destination health-treatment clinics. As part of its strategy, YOFOTO has made several investments outside of China. Its current expansion includes a global R&D production base, organic food base, natural cosmetic R&D center, a conference center, yacht club and health spa resort.

At present, YOFOTO has registered over 700 trademarks and attained over 60 patents. YOFOTO has 32

provincial branches in China and, in 2009, began international expansion into Russia, Vietnam, Thailand and Cameroon. At the same time, YOFOTO began active participation in the Asia-Pacific Economic Cooperation (APEC) forum. YOFOTO Chairman of YOFOTO, Mr. Huang Jin Bao, was elected to be the member of the first APEC Chinese Industry and Commerce Council.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is currently being co-developed with, and under exclusive license by, Shiseido for certain Asian countries. All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding the milestone payments, sales royalty payments and the program funding commitments to be made by YOFOTO in connection with the Transaction.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks that the parties will not execute on their respective commitments in connection with the Transaction, risks that the Company's products may not perform as, or have the benefits, expected; risks that the Company's products may not be accepted and adopted by the public; the risk that the Company will not obtain CE mark clearance for its injector device; the risk that there will be delays enrolling clinical trial participants; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may

cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2016 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.